SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces First Quarter 2017 Results

Monterrey, Mexico, April 28, 2017 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the first quarter of 2017.

FINANCIAL HIGHLIGHTS:

•	29.1% revenue growth (18.6% on an organic[1] basis) at FEMSA Consolidated
•	5.7% same-store sales growth at FEMSA Comercio’s Retail Division, including 2.5% growth in traffic
•	26.4% revenue growth at FEMSA Comercio’s Health Division
•	24.8% same-station sales growth at FEMSA Comercio’s Fuel Division
•	38.4% revenue growth (16.5% on an organic[1] basis) at Coca-Cola FEMSA

FINANCIAL SUMMARY FOR THE FIRST QUARTER OF 2017
Change vs. same period of last year
	Revenues	Gross Profit	Income from Operations	Same-Store Sales

FEMSA CONSOLIDATED	29.1%	26.2%	18.7%
FEMSA COMERCIO
Retail Division	11.9%	15.7%	-2.9%	5.7%
Health Division	26.4%	29.0%	0.8%	20.7%
Fuel Division	49.9%	33.8%	113.8%	24.8%
COCA-COLA FEMSA	38.4%	31.8%	24.1%

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “We started the first quarter knowing that we would face significant calendar headwinds relative to last year, with one less weekend in January, one less day in February, and a negative shift in the timing of Holy Week.  Fortunately, consumption trends in Mexico remained solid and our team again managed to deliver strong results.  At FEMSA Comercio, structurally we were again able to drive revenue growth and gross margin expansion, which is very positive.  Operating expenses grew ahead of revenues, putting some pressure on operating margins, but the reasons for this are well understood and short-term in nature.  Therefore, we are optimistic about our ability to keep driving long-term earnings growth across our retail formats.  At Coca-Cola FEMSA, Mexico was again our main engine for organic earnings growth during the first quarter, as most of our South American markets continued to face challenging macro headwinds.  But we keep growing the platform, having now closed the acquisition of the Ades soy-based beverage portfolio, and we are happy to fully consolidate the operation in the Philippines going forward.

As we head into the second quarter, we should benefit from the positive calendar shift in April and from what still looks like a resilient consumer in Mexico, and we will continue to make progress executing our strategy and growing our business.  We cannot get complacent, and there are challenges and uncertainties ahead, but we have a great team and a robust business platform that allow us to remain cautiously optimistic.  We are off to a solid start in 2017.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at the beginning of first quarter 2016.

Quarterly results are compared to the same period of previous year femsa consolidated

FEMSA CONSOLIDATED
1Q17 Financial Summary
(Millions of Ps.)
	1Q17	1Q16	Var.
Revenues	110,862	85,856	29.1%
Income from Operations	8,093	6,818	18.7%
Income from Operations Margin (%)	7.3	7.9	-60	bps
Operative Cash Flow (EBITDA)	13,175	10,209	29.1%
Operative Cash Flow (EBITDA) Margin (%)	11.9	11.9	-	bps
Net Income	6,590	4,356	51.3%

CONSOLIDATED BALANCE SHEET
(Millions of Ps.)
As of March 31, 2017	Ps.	US$[3]
Cash Balance	41,176	2,187
Short-term debt	7,045	374
Long-term debt	114,462	6,079
Net debt	80,331	4,266

Total revenues increased 29.1% in 1Q17 compared to 1Q16, reflecting solid growth across all operations including the consolidation of the Philippines and the integration of Vonpar at Coca-Cola FEMSA. On an organic basis,1 total revenues grew 18.6%.

Gross profit increased 26.2%. Gross margin decreased 80 basis points, reflecting a contraction in Coca-Cola FEMSA’s gross margin mainly driven by the incorporation of the Philippines and the growth of lower margin businesses in FEMSA Comercio.

Income from operations increased 18.7%. On an organic basis,1 income from operations increased 4.0%. Consolidated operating margin decreased 60 basis points to 7.3% of total revenues, driven by a margin contraction across most of our businesses.

Our effective income tax rate was 23.7% in 1Q17 compared to 31.8% in 1Q16.  The reduction was mainly driven by a one-time adjustment from Coca-Cola FEMSA’s consolidation of the Philippines operation.

Net consolidated income increased 51.3%, mainly driven by an increase in other non-operating income reflecting the consolidation of Coca-Cola FEMSA Philippines as well as by growth in FEMSA’s income from operations, which were partially offset by a foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position, as impacted by the appreciation of the Mexican peso during the quarter and by higher interest expenses.

Net majority income in 1Q17 was Ps. 0.92 per FEMSA Unit2 and US$ 0.49 per FEMSA ADS.

Capital expenditures amounted to Ps. 5,835 million in 1Q17, reflecting higher investments across most operations.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at the beginning of first quarter 2016.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2017 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for March 30, 2017 was 18.8290 MXN per USD.

FEMSA COMERCIO – RETAIL DIVISION

FEMSA COMERCIO – RETAIL DIVISION
1Q17 Financial Summary
(Millions of Ps. except same-stores sales)
	1Q17	1Q16	Var.
Same-stores sales (thousands of Ps.)	699	661	5.7%
Revenues	34,070	30,451	11.9%
Income from Operations	1,529	1,574	-2.9%
Income from Operations Margin (%)	4.5	5.2	-70	bps
Operative Cash Flow (EBITDA)	2,660	2,512	5.9%
Operative Cash Flow (EBITDA) Margin (%)	7.8	8.2	-40	bps

Total revenues increased 11.9% in 1Q17 compared to 1Q16, reflecting the opening of 176 net new OXXO stores in the quarter to reach 1,203 total net new store openings for the last twelve months. As of March 31, 2017, FEMSA Comercio’s Retail Division had a total of 15,401 OXXO stores. OXXO’s same-store sales increased an average of 5.7%. This performance was driven by a 3.1% increase in average customer ticket and an increase of 2.5% in store traffic.

Gross profit increased by 15.7%, resulting in a gross margin expansion of 120 basis points to 35.6% of total revenues. This expansion mainly reflects i) sustained growth of the services category, including income from financial services, ii) increased and more efficient promotional programs with our key supplier partners, and iii) healthy trends in our commercial income activity.

Income from operations decreased 2.9%. Operating expenses increased 19.0% to Ps. 10,607 million, above revenues, mainly reflecting: i) a challenging calendar and profitability comparison base in 1Q16, when retail operating income and margin grew well above trend, ii) an increase in electricity tariffs that has been taking place since the second half of 2016, iii) our continuing initiative to improve the compensation structure of key in-store personnel, and iv) the accelerated pace of store openings during the quarter, which put pressure on operating leverage. Operating margin decreased 70 basis points to 4.5% of total revenues.

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
1Q17 Financial Summary
(Millions of Ps. except same-stores sales)
	1Q17	1Q16	Var.
Same-stores sales (thousands of Ps.)	1,640	1,359	20.7%
Revenues	12,024	9,512	26.4%
Income from Operations	251	249	0.8%
Income from Operations Margin (%)	2.1	2.6	-50	bps
Operative Cash Flow (EBITDA)	498	422	18.0%
Operative Cash Flow (EBITDA) Margin (%)	4.1	4.4	-30	bps

Total revenues increased 26.4% in 1Q17 compared to 1Q16, mainly driven by solid growth in our South American operations and continued store expansion across our territories, along with a benefit from the appreciation of the Chilean and Colombian pesos. As of March 31, 2017 FEMSA Comercio’s Health Division had a total of 2,136 points of sale across our territories, reflecting the addition of 16 net new stores in the quarter to reach 201 total net new store openings for the last twelve months. Same-store sales for drugstores increased by an average of 20.7%, reflecting steady growth trends in South America that more than offset softness in Mexico, where we continue to experience pressure in oil-heavy southeastern markets as well as increased competitive dynamics in certain regions, on top of a difficult comparison base. This growth also reflects the benefit of currency translation described above.

Gross profit increased by 29.0%, resulting in a gross margin expansion of 60 basis points to 28.4% of total revenues, reflecting higher structural gross margins at the South American operations.

Income from operations increased 0.8%. Operating expenses increased 31.9% to Ps. 3,163 million, ahead of revenues. Operating margin contracted 50 basis points to 2.1% of total revenues, reflecting: i) higher expenses in Mexico as we advance in the integration of a single operating platform and continue to build our distribution capabilities, ii) improvements to the incentive and compensation structure for our in-store personnel; and iii) increased services at our stores in Mexico such as on-site doctors and home delivery.

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
1Q17 Financial Summary
(Millions of Ps. except same-stations sales)
	1Q17	1Q16	Var.
Same-stations sales (thousands of Ps.)	8,126	6,512	24.8%
Revenues	9,114	6,078	49.9%
Income from Operations	62	29	113.8%
Income from Operations Margin (%)	0.7	0.5	20	bps
Operative Cash Flow (EBITDA)	92	52	76.9%
Operative Cash Flow (EBITDA) Margin (%)	1.0	0.9	10	bps

Total revenues increased 49.9% in 1Q17 compared to 1Q16, reflecting healthy volume growth, national price increases determined at the beginning of the year and the addition of 6 net new OXXO GAS stations in the quarter to reach 69 total net new stations for the last twelve months. As of March 31, 2017, FEMSA Comercio’s Fuel Division had a total of 388 OXXO GAS service stations. Same-station sales increased an average of 24.8%, as average volume increased 0.9% while the average price per liter increased by 23.6%, reflecting the price increases mentioned above.

Gross profit increased by 33.8% resulting in a gross margin contraction of 90 basis points to 6.8% of total revenues, as gross profit per liter remained flat versus the previous year in peso terms, while the consumer price per liter increased significantly, as described in the preceding paragraph.

Income from operations increased 113.8%. Operating expenses increased 28.4% to Ps. 560 million, below revenues. Operating margin expanded 20 basis points to 0.7% of total revenues, reflecting expense containment and certain operating efficiencies at our service stations.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

•	On March 16, 2017, FEMSA held its Annual Ordinary General Shareholders Meeting, during which the shareholders approved the Company's annual report for 2016, the Company's consolidated financial statements for the year ended December 31, 2016 and the election of the Board of Directors and its Committees for 2017. The shareholders also approved the payment of a cash dividend in the amount of Ps. 8,636 million, consisting of Ps. 0.5383 per each Series "D" share and Ps. 0.4307 per each Series "B" share, which amounts to Ps. 2.5840 per "BD" Unit (BMV: FEMSAUBD) or Ps. 25.8400 per ADS (NYSE: FMX), and Ps. 2.1534 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 5, 2017 and November 3, 2017. In addition, the shareholders established the amount of Ps. 7,000 million as the maximum amount that could potentially be used for the Company's share repurchase program during 2017.

•	On March 28, 2017, The Coca-Cola Company together with its bottlers in Latin America announced the closing of the acquisition of AdeS.

•	On April 26, 2017, Coca-Cola FEMSA informed that Heineken announced in its first quarter 2017 trading update issued on April 19, that in view of its agreement to acquire Kirin’s beer business in Brazil, Heineken intends to leverage Kirin’s existing route to market with the Heineken portfolio in the future. Heineken's portfolio is currently being distributed through the Coca-Cola bottler system in Brazil under an agreement in effect until year 2022. On April 25, 2017 Coca-Cola FEMSA’s Brazilian subsidiary received formal notice from Heineken communicating its intention to terminate its commercial relationship with Coca-Cola FEMSA and the rest of the Coca-Cola system in Brazil. In light that the agreement is still on effect, Coca-Cola FEMSA is currently assessing next steps and possible actions; and in the meantime they will continue business as usual serving the market with Heineken products.

CONFERENCE CALL INFORMATION:
Our First Quarter 2017 Conference Call will be held on: Friday, April 28, 2017, 12:15 PM Eastern Time (11:15 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (877) 852 6581; International: (719) 325 4753; Conference Id: 5516870. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.
If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 30, 2017, which was 18.8290 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the first quarter of:
	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)
Total revenues	110,862	100.0	85,856	100.0	29.1	18.6
Cost of sales	71,507	64.5	54,673	63.7	30.8
Gross profit	39,355	35.5	31,183	36.3	26.2
Administrative expenses	4,226	3.8	3,404	4.0	24.1
Selling expenses	27,371	24.7	20,917	24.3	30.9
Other operating expenses (income), net (1)	(335)	(0.3)	44	0.1	N.S.
Income from operations(2)	8,093	7.3	6,818	7.9	18.7	4.0
Other non-operating expenses (income)	(2,261)		335		N.S.
Interest expense	3,108		2,034		52.8
Interest income	339		194		74.7
Interest expense, net	2,769		1,840		50.5
Foreign exchange loss (gain)	1,666		321		N.S.
Other financial expenses (income), net.	(1,027)		(383)		168.1
Financing expenses, net	3,408		1,778		91.7
Income before income tax and participation in associates results	6,946		4,705		47.6
Income tax	1,649		1,495		10.3
Participation in associates results(3)	1,293		1,146		12.8
Net consolidated income	6,590		4,356		51.3
Net majority income	3,291		2,999		9.7
Net minority income	3,299		1,357		143.1

Operative Cash Flow & CAPEX	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)
Income from operations	8,093	7.3	6,818	7.9	18.7	4.0
Depreciation	3,803	3.4	2,670	3.1	42.4
Amortization & other non-cash charges	1,279	1.2	721	0.9	77.4
Operative Cash Flow (EBITDA)	13,175	11.9	10,209	11.9	29.1	14.3
CAPEX	5,835		3,141		85.8

Financial Ratios	2017	2016	Var. p.p.
Liquidity(4)	1.19	1.37	(0.17)
Interest coverage(5)	4.76	5.55	(0.79)
Leverage(6)	0.94	0.91	0.03
Capitalization(7)	31.16%	31.92%	(0.76)

(A)  Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.  Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at the beginning of first quarter 2016.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6)  Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

   Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Mar-17	Dec-16	% Var.
Cash and cash equivalents	41,176	43,757	(5.9)
Accounts receivable	22,577	26,222	(13.9)
Inventories	33,106	31,932	3.7
Other current assets	18,066	16,040	12.6
Total current assets	114,925	117,951	(2.6)
Investments in shares	109,401	128,601	(14.9)
Property, plant and equipment, net	116,457	102,223	13.9
Intangible assets (1)	153,511	153,268	0.2
Other assets	39,225	43,580	(10.0)
TOTAL ASSETS	533,519	545,623	(2.2)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	1,793	1,912	(6.2)
Current maturities of long-term debt	5,252	5,369	(2.2)
Interest payable	1,362	976	39.5
Operating liabilities	87,989	78,032	12.8
Total current liabilities	96,396	86,289	11.7
Long-term debt (2)	114,462	123,494	(7.3)
Labor liabilities	4,954	4,447	11.4
Other liabilities	42,253	45,223	(6.6)
Total liabilities	258,065	259,453	(0.5)
Total stockholders’ equity	275,454	286,170	(3.7)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	533,519	545,623	(2.2)

	March 31, 2017
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	38.7%	7.5%
U.S. Dollars	1.0%	5.2%
Euros	15.9%	1.8%
Colombian pesos	2.3%	9.4%
Argentine pesos	0.2%	27.8%
Brazilian reais	38.3%	12.2%
Chilean pesos	3.6%	6.1%
Total debt	100.0%	8.4%

Fixed rate(2)	68.8%
Variable rate(2)	31.2%

DEBT MATURITY PROFILE	2017	2018	2019	2020	2021	2022+
% of Total Debt	4.5%	19.1%	6.2%	9.0%	5.8%	55.4%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

FEMSA Comercio - Retail Division

Results of Operations

Millions of Pesos

	For the first quarter of:
	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	34,070	100.0	30,451	100.0	11.9
Cost of sales	21,934	64.4	19,962	65.6	9.9
Gross profit	12,136	35.6	10,489	34.4	15.7
Administrative expenses	775	2.3	661	2.2	17.2
Selling expenses	9,764	28.6	8,196	26.8	19.1
Other operating expenses (income), net	68	0.2	58	0.2	17.2
Income from operations	1,529	4.5	1,574	5.2	(2.9)
Depreciation	1,014	3.0	838	2.8	21.0
Amortization & other non-cash charges	117	0.3	100	0.2	17.0
Operative cash flow	2,660	7.8	2,512	8.2	5.9
CAPEX	1,625		1,240		31.0

Information of OXXO Stores
Total stores	15,401		14,198		8.5
Net new convenience stores:
vs. Last quarter	176		137		28.5
Last-twelve-months	1,203		1,191		1.0

Same-store data: (1)
Sales (thousands of pesos)	698.9		661.4		5.7
Traffic (thousands of transactions)	21.9		21.3		2.5
Ticket (pesos)	32.0		31.0		3.1

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the first quarter of:
	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	12,024	100.0	9,512	100.0	26.4
Cost of sales	8,610	71.6	6,865	72.2	25.4
Gross profit	3,414	28.4	2,647	27.8	29.0
Administrative expenses	453	3.8	338	3.6	34.0
Selling expenses	2,700	22.4	2,045	21.4	32.0
Other operating expenses (income), net	10	0.1	15	0.2	(33.3)
Income from operations	251	2.1	249	2.6	0.8
Depreciation	161	1.3	123	1.3	30.9
Amortization & other non-cash charges	86	0.7	50	0.5	72.0
Operative cash flow	498	4.1	422	4.4	18.0
CAPEX	196		156		25.6

Information of Stores
Total stores	2,136		1,935		10.4
Net new stores (1):
vs. Last quarter	16		35		(54.3)
Last-twelve-months	201		1,313		(84.7)

Same-store data: (2)
Sales (thousands of pesos)	1,640.0		1,359.1		20.7

(1) Aquisitions are included.

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the first quarter of:
	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	9,114	100.0	6,078	100.0	49.9
Cost of sales	8,492	93.2	5,613	92.3	51.3
Gross profit	622	6.8	465	7.7	33.8
Administrative expenses	37	0.4	32	0.5	15.6
Selling expenses	521	5.7	404	6.7	29.0
Other operating expenses (income), net	2	-	-	-	-
Income from operations	62	0.7	29	0.5	113.8
Depreciation	24	0.3	19	0.3	26.3
Amortization & other non-cash charges	6	-	4	0.1	50.0
Operative cash flow	92	1.0	52	0.9	76.9
CAPEX	38		35		8.6

Information of OXXO GAS Service Stations
Total service stations	388		319		21.6
Net new service stations
vs. Last quarter	6		12		(50.0)
Last-twelve-months	69		87		(20.7)

Volume (million of liters) total stations	631.1		520.7		21.2

Same-stations data: (1)
Sales (thousands of pesos)	8,125.6		6,512.3		24.8
Volume (thousands of liters)	563.4		558.1		0.9
Average price per liter	14.4		11.7		23.6

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the first quarter of:
	2017	% of rev.	2016	% of rev.	% Var.	% Org.(A)
Total revenues	51,357	100.0	37,097	100.0	38.4	16.5
Cost of sales	29,060	56.6	20,181	54.4	44.0
Gross profit	22,297	43.4	16,915	45.6	31.8
Administrative expenses	2,271	4.4	1,755	4.7	29.4
Selling expenses	14,373	28.0	10,279	27.7	39.8
Other operating expenses (income), net	(437)	(0.9)	(26)	(0.1)	N.S.
Income from operations	6,090	11.9	4,908	13.2	24.1	5.6
Depreciation	2,496	4.9	1,615	4.4	54.6
Amortization & other non-cash charges	968	1.8	508	1.4	90.6
Operative cash flow	9,554	18.6	7,031	19.0	35.9	15.9
CAPEX	3,834		1,517		152.7

Sales volumes
(Millions of unit cases)
Mexico and Central America	473.0	53.6	459.9	56.4	2.8
South America	126.0	14.3	189.6	23.2	(33.5)
Brazil	190.1	21.6	166.9	20.4	13.9
Philippines	92.3	10.5	-	-	N/A
Total	881.3	100.0	816.4	100.0	8.0

(A)  Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.  Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at the beginning of first quarter 2016.

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2017	LTM(1) Mar-17	Mar-17		Dec-16
			Per USD	Per MXN	Per USD	Per MXN
Mexico	2.88%	5.01%	18.81	1.0000	20.66	1.0000
Colombia	3.07%	4.90%	2,880.24	0.0065	3,000.71	0.0069
Venezuela	51.70%	498.45%	709.75	0.0265	673.76	0.0307
Brazil	1.04%	4.17%	3.17	5.9365	3.26	6.3404
Argentina	6.37%	33.53%	15.39	1.2222	15.89	1.3004
Chile	1.02%	2.70%	662.66	0.0284	667.29	0.0310
Philippines	1.77%	3.81%	50.19	0.3747	49.81	0.4148
Euro Zone	-0.07%	2.29%	0.94	20.0932	0.95	21.7741

(1) LTM = Last twelve months.

2017 FIRST QUARTER RESULTS

Mexico City, April 26, 2017, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the first quarter of 2017.

Operational and Financial Highlights

•	Revenues grew 38.4%, while comparable revenues grew 2.7% for the first quarter of 2017.
•	Operating income grew 24.1%, while comparable operating income grew 7.2% for the first quarter of 2017.

•	Operating cash flow increased 35.9%, while comparable operating cash flow grew 4.6% for the first quarter of 2017.

•	Earnings per share increased 145.5% to Ps. 2.84 in the first quarter of 2017.

Results Summary

	First Quarter
	as Reported		Comparable (1)
	2017	Δ%	Δ%
Total revenues	51,357	38.4%	2.7%
Gross profit	22,297	31.8%	4.4%
Operating income	6,090	24.1%	7.2%
Operating cash flow (2)	9,554	35.9%	4.6%
Net income attributable to equity holders of the company	5,887	145.5%
Earnings per share (3)	2.84

Expressed in millions of Mexican pesos.

(1) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) Quarterly earnings / outstanding shares as of the end of period. Outstanding shares as of 1Q'17  were 2,072.9 million.

Message from the Chief Executive Officer

“For the first quarter of 2017, we further accelerated towards excellence by delivering positive results. Our revenues and operating income increased 38.4% and 24.1%, respectively, as we focused on executing the right strategies across our geographically diversified footprint. These results were highlighted by the continuous growth of our Mexican operation, driven by our pricing flexibility and our strengthening portfolio—underscored by the successful launch of Coca-Cola Sin Azúcar. Additionally, we rolled out affordability initiatives across our operations, which enabled us to gain or maintain market share across our key markets, highlighting our Company’s ability to adapt to challenging consumer and macroeconomic environments to deliver solid results.

Moreover, we are encouraged by stabilization and signs of recovery in Brazil. As we smoothly integrated and began capturing planned synergies from Vonpar, we further consolidated the first full quarter of this newly acquired Brazilian territory. Importantly, we started consolidating the financial results of our Philippines operation beginning in February 2017. This operation’s encouraging performance is now positively contributing to our Company’s consolidated results.

We look forward to continuing to create value for our shareholders thanks to our talented team of professionals, our operating and financial discipline, and our ability to expand and consolidate our position as a truly diversified multi-category global beverage leader,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Consolidation of Coca-Cola FEMSA Philippines, Inc.

As we previously announced, since January 25, 2017, we control our operation in the Philippines. All decisions relating to the operation and management of this business, including its annual operations plan, are approved by a majority of its Board of Directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. Commencing February 1, 2017, we started consolidating the Philippines’ financial results in our financial statements. Our results for the first quarter of 2017 and our future results in 2017 will reflect a reduction in our share of the profit of associates and joint ventures, accounted for using the equity method, and will include the minority interest of this investment in non-controlling interest. As a result of this consolidation, we reclassified one-time income of Ps. 2,996 million in other non-operative expenses, net, in connection with the cumulative translation adjustment of our investment since 2013, related to the appreciation of the Philippine peso compared with the Mexican peso. We originally recorded this effect on other comprehensive income directly in stockholder’s equity.

1Q17 Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on March 31, 2017 of 709.7475 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 2.7% driven by average price per unit case growth across most of our operations and volume growth in Mexico.

Transactions: The comparable number of transactions declined 5.0%. Our sparkling beverage portfolio’s transactions declined 5.2% driven mainly by declines in Brazil, Colombia and the Philippines, which offset growth in Mexico. Our still beverage category’s transactions decreased transactions by 2.1%, driven mainly by declines in Colombia and Brazil, which offset increases in Mexico, Argentina and the Philippines. Water transactions, including bulk water, decreased 10.5% driven by declines across most of our operations, which offset growth in Mexico and the Philippines.

Volume: Comparable sales volume declined 4.0% in the first quarter of 2017 as compared to the same period in 2016. Our sparkling beverage portfolio’s volume declined 4.4% driven mainly by contractions in Brazil, Colombia, Argentina and the Philippines; which offset growth in Mexico. Our still beverage category’s volume decreased 0.8%, driven by declines in Brazil and Colombia which offset growth in Mexico, Central America, and Argentina. Our personal water portfolio’s volume decreased 8.3% driven mainly by declines in South America and Central America, which offset growth in Mexico and the Philippines. Our bulk water portfolio’s volume remained flat driven by declines of Crystal in Brazil, Brisa in Colombia and Kin in Argentina which offset growth of Ciel in Mexico and Wilkins in the Philippines.

Gross profit: Comparable gross profit grew 4.4%. Our pricing initiatives, coupled with our currency and raw material hedging strategies offset higher sweetener prices and the depreciation in the average exchange rate of the Mexican peso, the Argentine peso and the Philippine peso, as applied to our U.S dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 7.2% in the first quarter of 2017.

Operating cash flow: Comparable operating cash flow increased 4.6% in the first quarter of 2017.

(Continued on next page)

As reported figures

Revenues: Total revenues increased 38.4% to Ps. 51,357 million in the first quarter of 2017 driven by the results of the Vonpar acquisition in Brazil and the consolidation of our operation in The Philippines beginning in February. Total revenues were also driven by price increases above inflation in key territories such as Mexico and Brazil, supported by the positive translation effect resulting from the appreciation of the Brazilian real, the Colombian peso, the Argentine peso and despite the depreciation of the Venezuelan bolivar; all as compared to the Mexican peso.

Transactions: Reported total number of transactions increased 17.8% to 5,741.7 million in the first quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 7.9% to 881.3 million unit cases in the first quarter of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 31.8% to Ps. 22,297 million and gross margin declined 220 basis points to 43.4%.

Equity method: The reported share of the profits of associates and joint ventures recorded a gain of Ps. 46 million in the first quarter of 2017, compared to Ps. 59 million recorded in the first quarter of 2016, due mainly to a gain in our non-carbonated beverage joint ventures in Brazil and our stake in Coca-Cola FEMSA Philippines, Inc.; corresponding to January, prior to its consolidation.

Operating Income: Operating income increased 24.1% to Ps. 6,090 million and operating margin contracted 130 basis points to 11.9%.

Other non-operative expenses, net: Other non-operative expenses, net recorded income of Ps. 2,471 million, compared to expenses of Ps. 314 million during the first quarter of 2016, due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc. starting February 2017.

Comprehensive financing result: Our comprehensive financing result in the first quarter of 2017 recorded an expense of Ps. 1,286 million, compared to an expense of Ps. 1,270 million in the same period of 2016.

During the first quarter of 2017, we recorded an interest expense of Ps. 2,513 million, compared to Ps. 1,578 million in the first quarter of 2016. This increase was driven by i) additional debt related to the acquisition of Vonpar, ii) the appreciation of the Brazilian real compared to the Mexican peso as applied to our existing Brazilian real denominated interest expense and iii) the interest rate increase of swapping U.S. dollar denominated debt to Brazilian real and Mexican peso denominated debt.

Market value on financial instruments recorded a gain of Ps. 434 million due to the recent decrease of interest rates in Brazil as applied to our floating rate cross currency swaps.

Income tax: During the first quarter of 2017, reported income tax as a percentage of income before taxes was 17.1%, compared to 26.1% in the same period of 2016. This reduction was driven mainly by the one-time non-operative income recorded in connection to the consolidation of Coca-Cola FEMSA Philippines, Inc.

Net income: Reported consolidated net controlling interest income increased 145.5% to Ps. 5,887 million in the first quarter of 2017, resulting in reported earnings per share (EPS) of Ps. 2.84 (Ps. 28.40 per ADS).

Operating cash flow: Operating cash flow grew 35.9% to Ps. 9,554 million and operating cash flow margin contracted 40 basis points to 18.6%.

Balance Sheet (1)

As of March 31, 2017, we had a cash balance of Ps. 13,030 million, including US$ 170 million denominated in U.S. dollars, an increase of Ps. 2,554 million compared to December 31, 2016. This increase was driven mainly by cash generation and the Philippines consolidation.

As of March 31, 2017, total short-term debt was Ps. 2,412 million and long-term debt was Ps. 79,036 million. Total debt decreased by Ps. 7,461 million, compared to year end 2016.This decrease was driven mainly by the positive effect of the Mexican peso’s appreciation applied to our U.S. dollar denominated debt. Net debt decreased by Ps. 10,015 million compared to year end 2016.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals and Mexican pesos, was 10.40%. The following charts set forth the Company’s debt profile by currency and interest rate type; and by maturity date as of March 31, 2017.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	39.2%	6.4%
U.S. dollars	1.5%	0.0%
Colombian pesos	3.1%	65.1%
Brazilian reals	55.9%	97.2%
Argentine pesos	0.3%	7.2%

Debt Maturity Profile

Maturity Date	2017	2018	2019	2020	2021	2022+
% of Total Debt	2.3%	25.5%	8.4%	11.9%	7.9%	44.0%

(1) See page 14 for detailed information.

(2) After giving effect to cross currency swaps.

(3) Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2017	FY 2016	Δ %
Net debt including effect of hedges (1)(3)	72,965	80,043	-8.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.99	2.26
Operating cash flow/ Interest expense, net (1)	4.79	5.25
Capitalization (2)	38.7%	41.3%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3) After giving effect to cross currency swaps.

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on March 31, 2017 of 709.7475 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 9.4% in the first quarter of 2017, compared to the same period in 2016, driven by an average price per unit case increase and volume growth in Mexico, offset by a volume decline in Central America.

Transactions: Total transactions in the Mexico and Central America division grew 2.2%, totaling 2,680.4 million in the first quarter of 2017. Our sparkling beverage portfolio’s transactions increased 1.4%, driven mainly by 2.1% growth of brand Coca-Cola and 3.5% growth in our flavored sparkling beverage portfolio in Mexico, which was offset by a decline in Central America. Our still beverage category’s transactions increased by 7.5%, driven mainly by Mexico, which generated more than 20 million incremental transactions this quarter. Water transactions, including bulk water, increased 3.3% driven mainly by Mexico, which offset a decline in Central America.

Volume: Total sales volume increased 2.8% to 472.9 million unit cases in the first quarter of 2017, compared to the same period of 2016. In Mexico, our volume increased 3.7% while our volume in Central America decreased 6.0%. Our sparkling beverage category’s volume increased 2.0%, driven by growth of brand Coca-Cola in Mexico, while our core flavored sparkling portfolio of Fanta, Sprite and Fresca, drove flavors growth of flavors in Mexico. This growth was partially offset by a decline in the sparkling beverage category in Central America. Our still beverage category’s volume grew 15.9%, driven mainly by the performance of Vallefrut, the del Valle juice portfolio, Santa Clara dairy products, and Powerade in Mexico, while FUZE tea and Powerade drove growth in Central America. Our personal water portfolio’s volume declined 0.8%, driven by a decline in Central America, which offset growth in Mexico. Our bulk water portfolio’s volume grew 1.8% driven by growth in Ciel bulk water in Mexico.

Gross profit: Comparable gross profit grew 6.9% in the first quarter of 2017 as compared to the same period in 2016. Our pricing initiatives, combined with our currency hedging strategy were offset by higher prices of sweeteners and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 5.9% in the first quarter of 2017 as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow grew 3.5% in the first quarter of 2017 as compared to the same period in 2016.

As reported figures

Revenues: Reported total revenues increased 11.6% in the first quarter of 2017, driven by a combination of volume growth in Mexico and solid pricing initiatives.

Gross profit: Reported gross profit increased 9.0% in the first quarter of 2017 and gross profit margin reached 48.6%, a gross margin contraction of 110 basis points.

Operating income: Our reported operating income increased 6.3% in the first quarter of 2017 and our operating income margin reached 13.9%, contracting 70 basis points during the period. Our operating expenses in the division, as a percentage of sales, contracted 30 basis points, driven by expense control initiatives, mitigating pressure from higher diesel and gasoline prices. In this quarter, we only recorded the January 2017 results of Coca-Cola FEMSA Philippines Inc. in our share of the profit of associates in Mexico due to the consolidation of this operation.

Operating cash flow: Reported operating cash flow increased 6.2% in the first quarter of 2017, resulting in a margin contraction of 100 bps, reaching 19.7%.

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on March 31, 2017 of 709.7475 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues decreased 1.5%, driven mainly by volume declines in all of our operations, which were not fully compensated for by an average price per unit case increase across our territories.

Transactions: Comparable transactions in the division declined 14.9% totaling 1,690.0 million in the first quarter of 2017. Our sparkling beverage portfolio’s transactions decreased 13.0%, driven by declines in all of our operations. Our still beverage category’s transactions decreased by 21.1% driven by decreases in Brazil and Colombia, which offset growth in Argentina. Water transactions, including bulk water, decreased 21.8%, driven by declines in all of our countries.

Volume: Comparable total sales volume in our South America division decreased 14.7% to 260.7 million unit cases in the first quarter of 2017 as compared to the same period of 2016. Our sparkling beverage category’s volume decreased 13.2%, driven by declines in all of our operations. Our still beverage category’s volume decreased 21.7%, driven by declines in Colombia and Brazil, which offset Cepita’s growth in Argentina. Our personal water category’s volume declined 20.8%, driven by Manantial in Colombia, Aquarius in Argentina and Crystal in Brazil. Our bulk water business’s volume declined 22.5%, driven mainly by Crystal in Brazil and Brisa bulk water in Colombia.

Gross profit: Comparable gross profit increased 2.6% as a result of our pricing initiatives, raw material hedges and the appreciation of the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs which offset higher sugar prices and the depreciation of the average exchange rate of the Argentine peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income increased 6.4% as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow increased 4.2% as compared to the same period of 2016.

As reported figures

Revenues: Reported total revenues grew 47.2% to Ps. 26,284 million in the first quarter of 2017 driven by the positive translation effect of the Brazilian real and the Colombian peso, as compared to the Mexican Peso; and the integration of Vonpar.

Transactions: Reported total number of transactions declined 10.4% to 2,016.7 million in the first quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume declined 11.3% to 316.1 million unit cases in the first quarter of 2017 as compared to the same period in 2016.

Gross profit: Reported gross profit increased 41.9% to Ps. 10,429 million in the first quarter of 2017 and gross profit margin contracted 140 basis points to 39.7%.

Operating income: Our reported operating income grew 37.1% to Ps. 2,870 million in the first quarter of 2017, resulting in a margin of 10.9%, a contraction of 80 basis points.

Operating cash flow: Reported operating cash flow grew 55.1% to reach Ps. 4,717 million in the first quarter of 2017, resulting in a margin of 17.9%, an expansion of 90 basis points.

Asia Division

(The Philippines)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on March 31, 2017 of 709.7475 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues declined 6.4% during the first quarter of 2017, driven mainly by a volume decline resulting from adverse weather conditions.

Transactions: Comparable transactions in the division declined 4.6% in the first quarter of 2017. Our sparkling beverage portfolio’s transactions decreased 6.9%, driven by declines in colas and flavors. Our still beverage category’s transactions increased by 15.6% driven mainly by Minute Maid Fresh. Water transactions, including bulk water, increased 22.9% driven by Wilkins.

Volume: Comparable total sales volume in our Asia division decreased 2.7% in the first quarter of 2017 as compared to the same period of 2016. Our sparkling beverage category’s volume decreased 4.1% driven mainly by a decline in flavors and flat performance in colas. Our still beverage category’s volume, excluding powders increased 16.8% driven by the positive performance of Minute Maid Fresh and Powerade. Our personal water category’s volume increased 18.0%, driven by Wilkins Pure. Our bulk water business volume grew 1.6%, driven mainly by Wilkins.

Gross profit: Comparable gross profit remained flat despite volume and revenue contractions, as a result of a decrease in the price of sweeteners and PET resin, which was partially offset by the devaluation of the Philippine peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income increased 32.6% as compared to the same period of the previous year as a result of efficiencies derived from cost and expense management initiatives.

Operating cash flow: Comparable operating cash flow increased 11.4% as compared to the same period of 2016.

Sustainability

On March 2017, Coca-Cola FEMSA published its Sustainability Report 2016: Accelerating towards Excellence; providing information on progress towards its 2020 Sustainability Goals, and its alignment to the United Nations Sustainable Development Goals. More information on the company’s commitment to generate economic, social and environmental value is available at www.coca-colafemsa.com/sustainability.html

Recent Developments
•	On March 14, 2017, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2016, the annual report presented by the Board of Directors, the declaration of dividends corresponding to fiscal year 2016 and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2017. Shareholders approved the payment of a cash dividend in the amount of Ps. 6,944 million, or the equivalent of Ps. 3.35 per share, to be paid in two installments as of May 3, 2017 and November 1, 2017.
•	On March 28, 2017, The Coca-Cola Company together with its bottlers in Latin America announced the closing of the acquisition of AdeS.
•	Coca-Cola FEMSA informs that Heineken announced in its first quarter 2017 trading update issued on April 19, that in view of its agreement to acquire Kirin’s beer business in Brazil, Heineken intends to leverage Kirin’s existing route to market with the Heineken portfolio in the future. Heineken's portfolio is currently being distributed through the Coca-Cola bottler system in Brazil under an agreement in effect until year 2022. Subsequently, on April 25, 2017 our Brazilian subsidiary received formal notice from Heineken communicating its intention to terminate its commercial relationship with us and the rest of the Coca-Cola system in Brazil. In light that our agreement is still on effect, we are currently assessing next steps and possible actions; and in the meantime we will continue business as usual serving the market with Heineken products.

Conference Call Information

Our first quarter 2017 conference call will be held on April 26, 2017, at 12:30 P.M. Eastern Time (11:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-204-4394 or International: 913-981-5533. Participant code: 8897993. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,072.9 million outstanding shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017 we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes. Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186
•	Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218
•	Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

(7 pages of tables to follow)

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q 17	% Rev	1Q 16	% Rev	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	5,741.7		4,874.8		17.8%	-5.0%
Volume (million unit cases) (2)	881.3		816.4		7.9%	-4.0%
Average price per unit case (2)	54.17		43.39		24.8%
Total revenues (3)	51,357	100.0%	37,097	100.0%	38.4%	2.7%
Gross profit	22,297	43.4%	16,915	45.6%	31.8%	4.4%
Operating expenses	16,644	32.4%	12,034	32.4%	38.3%
Other operative expenses, net	(391)	-0.8%	33	0.1%	-1284.4%
Operative equity method (gain) loss in associates(4)	(46)	-0.1%	(59)	-0.2%	-22.7%
Operating income (5)	6,090	11.9%	4,908	13.2%	24.1%	7.2%
Other non operative expenses, net	(2,471)	-4.8%	314	0.8%	-887.0%
Non Operative equity method (gain) loss in associates(6)	(37)	-0.1%	(38)	-0.1%	-3.5%
Interest expense	2,513		1,578		59.3%
Interest income	185		118		56.7%
Interest expense, net	2,328		1,461		59.4%
Foreign exchange loss (gain)	(53)		160		-133.1%
Loss (gain) on monetary position in inflationary subsidiries	(555)		(68)		715.9%
Market value (gain) loss on financial instruments	(434)		(283)		53.5%
Comprehensive financing result	1,286		1,270		1.3%
Income before taxes	7,312		3,361		117.5%
Income taxes	1,254		876		43.1%
Consolidated net income	6,058		2,486		143.7%
Net income attributable to equity holders of the company	5,887	11.5%	2,398	6.5%	145.5%
Non-controlling interest	171		88		94.1%
Operating income (5)	6,090	11.9%	4,908	13.2%	24.1%
Depreciation	2,496		1,615		54.6%
Amortization and other operative non-cash charges	968		508		90.6%
Operating cash flow (5)(7)	9,554	18.6%	7,031	19.0%	35.9%	4.6%

CAPEX	3,834		1,517

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 18,113 million from our Mexican operation, Ps. 16,074 million from our Brazilian operation, Ps. 3,635 million from our Colombian operation, and Ps. 3,707 million from our Argentinian operation for the firstquarter of 2017; and Ps. 16,076 million from our Mexican operation, Ps. 9,071 million from our Brazilian operation, Ps. 3,484 from our Colombian operation, and Ps. 2,820 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,525 million for the first quarter of 2017 and Ps. 1,549 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, one month for the 1Q17 and three months of 1Q16  of Coca-Cola FEMSA Philippines, Inc.,  Leao Alimentos and Estrella Azul, among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods,  and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q 17	% Rev	1Q 16	% Rev	Δ% Reported	Δ% Comparable(6)
Transactions (million transactions)	2,680.4		2,623.3		2.2%	2.2%
Volume (million unit cases)	473.0		459.9		2.8%	2.8%
Average price per unit case	45.37		41.82		8.5%
Total revenues (2)	21,472	100.0%	19,240	100.0%	11.6%	9.4%
Gross profit	10,425	48.6%	9,568	49.7%	9.0%	6.9%
Operating expenses	7,509	35.0%	6,796	35.3%	10.5%
Other operative expenses, net	(79)	-0.4%	34	0.2%	-333.8%
Operative equity method (gain) loss in associates (3)	4	0.0%	(77)	-0.4%	-105.3%
Operating income (4)	2,991	13.9%	2,815	14.6%	6.3%	5.9%
Depreciation, amortization & other operative non-cash charges	1,245	5.8%	1,174	6.1%	6.1%
Operating cash flow (4)(5)	4,237	19.7%	3,990	20.7%	6.2%	3.5%

(1) Except volume and average price per unit case figures.

(2) Includes total revenues of Ps. 18,113  million from our Mexican operation for the firstquarter of 2017 and 16,076 for the same period of the previous year

(3) Includes equity method in Jugos del Valle, one month for the 1Q17 and three months for 1Q16  of Coca-Cola FEMSA Philippines, Inc.,  Leao Alimentos and Estrella Azul, among others.

(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q 17	% Rev	1Q 16	% Rev	Δ % Reported	Δ% Comparable(7)
Transactions (million transactions)	2,016.7		2,251.5		-10.4%	-14.9%
Volume (million unit cases) (2)	316.1		356.5		-11.3%	-14.7%
Average price per unit case (2)	71.75		45.42		58.0%
Total revenues (3)	26,284	100.0%	17,857	100.0%	47.2%	-1.5%
Gross profit	10,429	39.7%	7,347	41.1%	41.9%	2.6%
Operating expenses	7,932	30.2%	5,238	29.3%	51.4%
Other operative expenses, net	(323)	-1.2%	(1)	-0.0%
Operative equity method (gain) loss in associates (4)	(50)	-0.2%	18	0.1%	-376.2%
Operating income (5)	2,870	10.9%	2,093	11.7%	37.1%	6.4%
Depreciation, amortization & other operative non-cash charges	1,848	7.0%	948	5.3%	94.9%
Operating cash flow (5)(6)	4,717	17.9%	3,041	17.0%	55.1%	4.2%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 16,074 million from our Brazilian operation, Ps. 3,635 million from our Colombian operation, and Ps. 3,707 million from our Argentinian operation for the firstquarter of 2017; and Ps. 9,071 million from our Brazilian operation, Ps. 3,484 from our Colombian operation, and Ps. 2,820 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,525 million for the first quarter of 2017 and Ps. 1,549 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q 17	% Rev	1Q 16	% Rev	Δ% Reported
Transactions (million transactions)	90.0		265.5		-66.1%
Volume (million unit cases)	12.7		50.7		-75.0%
Average price per unit case	226.26		48.92		362.5%
Total revenues	2,869	100.0%	2,481	100.0%	15.6%
Gross profit	797	27.8%	1,060	42.7%	-24.8%
Operating expenses	1,144	39.9%	787	31.7%	45.3%
Other operative expenses, net	(2)	-0.1%	7	0.3%	-129.8%
Operating income	(345)	-12.0%	266	10.7%	-229.6%
Depreciation, amortization & other operative non-cash charges	918	32.0%	248	10.0%	270.3%
Operating cash flow (2)	574	20.0%	514	20.7%	11.6%

(1) Except transactions, volume and average price per unit case figures.

(2) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q17 (2)	% Rev	Δ% Comparable (4)
Transactions (million transactions)	1,044.6		-4.6%
Volume (million unit cases)	92.3		-2.7%
Average price per unit case	39.03
Total revenues	3,601	100.0%	-6.4%
Gross profit	1,443	40.1%	-0.4%
Operating expenses	1,203	33.4%
Other operative expenses, net	12	0.3%
Operating income	229	6.4%	32.6%
Depreciation, amortization & other operative non-cash charges	371	10.3%
Operating cash flow (3)	600	16.7%	11.4%

(1) Except volume and average price per unit case figures.

(2) 1Q17 Includes the results of February and March

(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

	Mar-17		Dec-16
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	13,030	Ps.	10,476
Total accounts receivable		11,520		15,005
Inventories		13,424		10,744
Other current assets		10,729		9,229
Total current assets		48,703		45,454
Property, plant and equipment
Property, plant and equipment		129,345		106,696
Accumulated depreciation		(49,839)		(41,408)
Total property, plant and equipment, net		79,506		65,288
Investment in shares		10,959		22,357
Intangibles assets and other assets		125,850		123,964
Other non-current assets		20,523		22,194
Total Assets	Ps.	285,541	Ps.	279,257

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	2,412	Ps.	3,052
Suppliers		19,659		21,489
Other current liabilities		25,226		15,327
Total current liabilities		47,297		39,868
Long-term bank loans and notes payable		79,036		85,857
Other long-term liabilities		27,900		24,298
Total liabilities		154,233		150,023
Equity
Non-controlling interest		16,881		7,096
Total controlling interest		114,427		122,137
Total equity		131,308		129,233
Total Liabilities and Equity	Ps.	285,541	Ps.	279,256

Quarter - Volume & Transactions

For the three months ended March 31, 2017 and 2016

Volume
Expressed in million unit cases

	1Q 2017					1Q 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	312.0	23.7	68.6	28.0	432.4	303.9	22.7	66.7	23.5	416.8
Central America	33.2	2.6	0.2	4.6	40.5	34.5	3.8	0.2	4.6	43.1
Mexico & Central America	345.2	26.3	68.8	32.6	472.9	338.4	26.5	66.9	28.1	459.9
Colombia	44.9	5.4	4.8	5.8	60.9	57.9	8.2	6.3	9.6	81.9
Venezuela	10.5	1.5	0.1	0.6	12.7	43.7	3.4	0.4	3.2	50.7
Brazil	168.1	11.2	1.8	9.1	190.2	145.8	10.7	1.7	8.6	166.9
Argentina	41.7	5.8	0.8	4.1	52.4	44.9	7.3	1.0	3.8	57.0
South America	265.2	23.9	7.4	19.6	316.1	292.2	29.7	9.4	25.2	356.5
Philippines (3)	73.4	4.3	5.9	8.7	92.3	-	-	-	-	-
Asia	73.4	4.3	5.9	8.7	92.3	-	-	-	-	-
Total	683.8	54.5	82.1	61.0	881.3	630.7	56.1	76.3	53.3	816.4

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Philippines volume for 1Q2017  includes February and March

Transactions
Expressed in million transactions
	1Q 2017				1Q 2016
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	1,923.5	176.4	227.0	2,327.0	1,880.4	169.0	206.0	2,255.4
Central America	277.3	15.6	60.5	353.4	289.8	16.9	61.1	367.9
Mexico & Central America	2,200.8	192.0	287.5	2,680.4	2,170.2	185.9	267.2	2,623.3
Colombia	350.2	67.4	59.9	477.6	438.6	101.7	90.8	631.1
Venezuela	71.4	14.8	3.8	90.0	203.8	29.9	31.9	265.5
Brazil	994.3	100.0	99.9	1,194.2	895.9	92.9	95.0	1,083.9
Argentina	200.1	28.5	26.4	255.0	211.0	33.9	26.1	271.1
South America	1,616.1	210.7	189.9	2,016.7	1,749.3	258.4	243.9	2,251.5
Philippines (1)	927.4	48.6	68.7	1,044.6	-	-	-	-
Asia	927.4	48.6	68.7	1,044.6	1,749.3	258.4	243.9	2,251.5
Total	4,744.3	451.3	546.1	5,741.7	3,919.5	444.2	511.1	4,874.8

(1) Philippines transactions for 1Q2017 includes February and March

Macroeconomic Information
First quarter 2017

Inflation(1)

	LTM	1Q 17
Mexico	5.01%	2.88%
Colombia	4.90%	3.07%
Venezuela (2)	498.45%	51.70%
Brazil	4.17%	1.04%
Argentina	33.53%	6.37%
Philippines	4.18%	1.77%
(1) Source: inflation is published by the Central Bank of each country.
(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)
	1Q 17	1Q 16	Δ%
Mexico	20.39	18.03	13.1%
Guatemala	7.43	7.68	-3.2%
Nicaragua	29.50	28.10	5.0%
Costa Rica	564.72	542.51	4.1%
Panama	1.00	1.00	0.0%
Colombia	2,922.07	3,261.28	-10.4%
Venezuela	693.37	210.21	229.9%
Brazil	3.14	3.91	-19.6%
Argentina	15.67	14.48	8.2%
Philippines	49.99	47.29	5.7%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Mar 2017	Mar 2016	Δ%	Dec 2016	Dec 2015	Δ%
Mexico	18.81	17.40	8.1%	20.66	17.21	20.1%
Guatemala	7.34	7.71	-4.8%	7.52	7.63	-1.4%
Nicaragua	29.68	28.27	5.0%	29.32	27.93	5.0%
Costa Rica	567.34	542.23	4.6%	561.10	544.87	3.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,880.24	3,022.35	-4.7%	3,000.71	3,149.47	-4.7%
Venezuela	709.75 (*)	354.08	100.5%	673.76	198.70	239.1%
Brazil	3.17	3.56	-11.0%	3.26	3.90	-16.5%
Argentina	15.39	14.70	4.7%	15.89	13.04	21.9%
Philippines	50.19	46.11	8.9%	49.81	47.17	5.6%
(*) Exchange rate as of March, 31 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

	By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Financial and Corporate Officer

Date: April 28, 2017